UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

552697104

(CUSIP Number)

JOAN JIANG
Chief Compiance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM700

San Francisco, California 94129

(415) 680-1180

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP

1325 Avenue of The Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

INDABA CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,377,399
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,377,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,377,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IA, PN

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,377,399
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,377,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,377,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

OO, HC

CUSIP No. 552697104

1	NAME OF REPORTING PERSON

DEREK C. SCHRIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,377,399
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,377,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,377,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN, HC

CUSIP No. 552697104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Subordinate Voting Shares, no par value (the “Shares”), of MDC Partners Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One World Trade Center, Floor 65, New York, New York 10007.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Indaba Capital Management, L.P., a Delaware limited partnership (“Investment Manager”), as the investment manager to Indaba Capital Fund, L.P. (the “Fund”) with respect to Shares directly held by the Fund;

(ii)	IC GP, LLC, a Delaware limited liability company (“IC GP”), as the Investment Manager’s sole general partner; and

(iii)	Derek C. Schrier, a United States citizen (“Mr. Schrier”), as the managing member of IC GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129.

(c)       The Investment Manager is principally involved in the business of providing investment advisory and investment management services to certain clients, including the Fund. IC GP is principally involved in the business of serving as the general partner of the Investment Manager. Mr. Schrier is the Managing Member of IC GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Investment Manager is a Delaware limited partnership. IC GP is a Delaware limited liability company. Mr. Schrier is a citizen of the United States.

CUSIP No. 552697104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly held by the Fund and beneficially owned by the Reporting Persons reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of such Shares was approximately $22,397,124, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Shares directly held by the Fund and beneficially owned by the Reporting Persons reported herein were purchased for investment purposes in the ordinary course of business. The Shares were purchased based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On May 26, 2021, the Investment Manager delivered a letter (the “Letter”) to the Special Committee of the Board of Directors of the Issuer expressing its serious concerns with the Issuer’s proposed combination with Stagwell Media LP, including that the transaction does not provide fair consideration to the Issuer’s shareholders. The Investment Manager stated its intention to vote against the transaction in its current form. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 78,601,838 Shares outstanding, as of May 10, 2021, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on May 10, 2021.

The Shares beneficially owned by the Reporting Persons are directly held by the Fund. Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the Shares and the Swap Agreements (as defined below) directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over such securities. The Fund specifically disclaims beneficial ownership of such securities by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

CUSIP No. 552697104

A.	Investment Manager

(a)	The Investment Manager, as the investment manager of the Fund, may be deemed to beneficially own the 9,377,399 Shares directly held by the Fund.

Percentage: 11.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,377,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,377,399

B.	IC GP

(a)	IC GP, as the general partner of the Investment Manager, may be deemed to beneficially own the 9,377,399 Shares directly held by the Fund.

Percentage: 11.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,377,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,377,399

C.	Mr. Schrier

(a)	Mr. Schrier, as the managing member of IC GP, may be deemed to beneficially own the 9,377,399 Shares directly held by the Fund.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,377,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,377,399

(c)	There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons or the Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 552697104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Fund has entered into cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (the “Swap Agreements”), which represent economic exposure to an aggregate of 2,057,270 notional Shares, representing approximately 2.6% of the outstanding Shares. The Swap Agreements provide the Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Fund has economic exposure to an aggregate of 11,434,669 Shares, representing approximately 14.5% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On May 27, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Special Committee, dated May 26, 2021.

99.2	Agreement as to Joint Filing of Schedule 13D, dated May 27, 2021, by and among the Investment Manager, IC GP and Mr. Schrier.

CUSIP No. 552697104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2021

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER